Filed by VimpelCom Ltd.

Commission File No: 333-164770

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Open Joint Stock Company “Vimpel-Communications”

Subject Company Commission File No.: 001-14522

Important information regarding VimpelCom Ltd. Exchange Offer for OJSC VimpelCom American Depositary Shares (“ADSs”)

Amsterdam, April 7, 2010: Important information concerning the VimpelCom Ltd. U.S. Offer for ADSs of Open Joint Stock Company “Vimpel-Communications” (“OJSC VimpelCom”) (NYSE:VIP):

No Guaranteed Delivery Procedure

As specified in the VimpelCom Ltd. prospectus dated March 25, 2010, VimpelCom Ltd. is not providing guaranteed delivery procedures in the context of the U.S. Offer for OJSC VimpelCom ADSs. Therefore, holders of OJSC VimpelCom ADSs may not accept the U.S. Offer by delivering a notice of guaranteed delivery.

As a consequence, any OJSC VimpelCom ADSs that trade on April 13, 14 or 15, 2010 under normal settlement provisions (i.e., with a settlement 3 days after the trade) will not settle in time to be validly tendered into the U.S. Offer, which closes at 5:00 pm New York City time on April 15, 2010.

For the same reason, any OJSC VimpelCom ADSs out on loan need to be recalled by April 15, 2010 in order to be validly tendered into the U.S. Offer.

OJSC VimpelCom ADS Holders Need To Act Now To Receive VimpelCom Ltd. Depositary Receipts Representing VimpelCom Ltd. Shares (“DRs”)

OJSC VimpelCom ADS holders must participate in the Exchange Offer in order to receive VimpelCom Ltd. DRs. Any unexchanged OJSC VimpelCom ADSs are to be delisted from the New York Stock Exchange (NYSE) following successful completion of the Exchange Offer.

OJSC VimpelCom ADS holders should confirm with their bank or broker the latest date on which tender instructions need to be received in order to ensure that their OJSC VimpelCom ADSs are validly tendered by the April 15 expiration date.

Trading of VimpelCom Ltd. DRs on the NYSE on a “when-issued” basis

After the successful completion of the Exchange Offer, VimpelCom Ltd. DRs will commence regular way trading on April 21, 2010 on the NYSE.

Prior to April 21, 2010, VimpelCom Ltd. will seek to have its DRs traded on the NYSE on a “when-issued” basis as early as April 16, 2010, which is the first trading day after the scheduled expiration of the U.S. Offer, in order to preserve continuous liquidity for OJSC holders tendering their ADSs.

Contacts

Questions on the U.S. Offer and requests for assistance may be directed to Innisfree M&A Incorporated or its London based representative, Lake Isle M&A Incorporated, the information agent in connection with the U.S. Offer:

Innisfree M&A Incorporated

Arthur Crozier (New York)

501 Madison Avenue

New York, NY 10022

Tel: +1 212 750 5837

Lake Isle M&A Incorporated

Michael Payne (London)

39 King Street

London EC2V 8DQ

Tel: +44 (0)20 7710 9964

Important Additional Information

In connection with the U.S. Offer by VimpelCom Ltd. to acquire all outstanding shares of OJSC VimpelCom (including those represented by ADSs), VimpelCom Ltd. has filed with the SEC a registration statement on Form F-4, which includes a prospectus and related U.S. Offer acceptance materials to register shares of VimpelCom Ltd. (including those represented by DRs) to be issued in exchange for OJSC VimpelCom shares held by U.S. persons and OJSC VimpelCom ADSs held by all holders, wherever located. The exchange offer comprises an offer made pursuant to a prospectus sent to all shareholders of OJSC VimpelCom who are U.S. holders and to all holders of OJSC VimpelCom ADSs, wherever located (the “U.S. Offer”), and an offer made pursuant to a separate Russian offer document to all holders of OJSC VimpelCom shares, wherever located (the “Russian Offer,” and together with the U.S. Offer, the “Offers”). The U.S. Offer is scheduled to expire at 5:00 pm New York City time on April 15, 2010, and the Russian Offer is scheduled to expire at 11:59 pm Moscow time on April 20, 2010. VimpelCom Ltd. has the right to extend the acceptance period of the Offers. Any extension will be announced not later than the next business day after the previously scheduled expiration date of the Russian Offer. VimpelCom Ltd. will announce any extension of the Offers by issuing a press release and by publishing an announcement in newspapers in the United States and Russia. In addition, VimpelCom Ltd. will file the announcement with the SEC via the EDGAR filing system and post the announcement on its website (www.vimpelcomlimited.com).

Holders of OJSC VimpelCom securities are urged to carefully read the registration statement (including the prospectus) and any other documents relating to the U.S. Offer filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information. Free copies of the registration statement, including the prospectus and related U.S. Offer acceptance materials and other relevant documents filed with the SEC in respect of the U.S. Offer, can be obtained at the SEC’s website at www.sec.gov or at VimpelCom Ltd.’s website at

www.vimpelcomlimited.com. The final prospectus and related U.S. Offer acceptance materials have been mailed to holders of OJSC VimpelCom securities eligible to participate in the U.S. Offer. Additional copies may be obtained for free from Innisfree M&A Incorporated, the information agent for the U.S. Offer, at the following telephone numbers: 1-877-800-5190 (for shareholders and ADS holders) and 1-212-750-5833 (for banks or brokers).

This announcement is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The solicitation of offers to exchange OJSC VimpelCom securities for VimpelCom Ltd. DRs in the United States will only be made pursuant to the prospectus and related U.S. Offer acceptance materials that have been mailed to U.S. holders of OJSC VimpelCom shares and all holders of OJSC VimpelCom ADSs, wherever located. An investor may only exchange OJSC VimpelCom shares for VimpelCom Ltd. DRs in the Russian Offer if such investor is a “qualified investor” under the applicable Russian rules and regulations. This announcement is not for publication, release or distribution in or into or from any jurisdiction where it would otherwise be prohibited.

Cautionary statement regarding forward-looking statements

This announcement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements concerning the anticipated timing of filings and approvals relating to the proposed transactions; the expected timing of the completion of the proposed transactions; the expected benefits and costs of the proposed transactions; management plans relating to the proposed transactions; the ability to complete the proposed transactions in view of the various closing conditions; the possibility that the proposed transactions may not be completed, any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Any statement in this announcement that expresses or implies VimpelCom Ltd.’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, risks related to the timing or ultimate completion of the proposed transactions; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the proposed transactions, the business of OJSC VimpelCom or Kyivstar may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies or otherwise realize the synergies anticipated for the proposed transactions; and other risks and uncertainties that are beyond the parties’ control. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. The forward-looking statements contained in this announcement are made as of the date hereof, and VimpelCom Ltd. expressly disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.